EXHIBIT 99.1

Canagold Resources LTD. 1250-625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.6685-9744	www.canagoldresources.com CCM: TSX CRCUF: OTCQB

Canagold Resources’ New Polaris Project Advances to Process Planning Phase Following Environmental Assessment Recommendation

Vancouver, Canada –October 04, 2024 – Canagold Resources Ltd. (“Canagold” or the “Company”)  (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA), is pleased to announce a significant milestone in the development of its New Polaris Project, located in the Traditional Territory of the Taku River Tlingit in northwestern British Columbia. The British Columbia Environmental Assessment Office (BCEAO) has recommended that the New Polaris Project proceed to the Process Planning Phase of the environmental assessment.

This recommendation follows a thorough review that evaluated the potential environmental and socio-economic impacts of the project. The Taku River Tlingit First Nation’s support for this recommendation reflects Canagold’s commitment to responsible development and collaboration with them.

Throughout the Early Engagement phases of the environmental assessment process, we have actively addressed the concerns raised by the Taku River Tlingit, Indigenous groups in Alaska, stakeholders, and government regulators in both British Columbia and Alaska. We have incorporated their feedback into our project planning, leading us to forgo the more complex process of on-site dore production in favor of producing a high-grade flotation concentrate. This strategic decision has not only reduced environmental impacts but also enhanced the project's economic viability through:

•	Reduction in Power Requirements: The revised project will have significantly lower energy requirements and diesel needed for power generation. With the potential for on-site hydro power development, diesel consumption can be reduced even further.
•	No Cyanide Usage: Notably, there will be no cyanide used in the flotation process and our Co-Storage Facility (for storing process tailings and mine waste rock) will no longer include materials high in arsenic.
•	Freight Transportation Improvements: With concentrate being flown off-site, operational supplies can now be flown in as needed. This will significantly reduce the need for barging after the initial two years of construction are completed.
•	Reduced Site Storage Facilities: Delivery of operating supplies will be spread evenly throughout the year, minimizing on-site storage requirements. This will significantly reduce the size of fuel storage facilities required on-site.

We would like to express our gratitude to everyone who participated and provided valuable feedback.

Key Highlights:

•	Recommendation for Process Planning Phase: The EAO’s recommendation marks a pivotal advancement for the New Polaris Project, moving it from the Readiness Decision to the Process Planning Phase. This stage will involve comprehensive planning to ensure a thorough and effective environmental assessment.
•	Collaborative Effort: The support of the Taku River Tlingit First Nation highlights our commitment to engaging with them and incorporating their perspectives into the project planning process. This relationship reflects our dedication to environmental stewardship and meaningful engagement and collaboration.
•	Project Impact: The New Polaris Project, a high-grade gold deposit, holds potential to contribute significantly to the regional economy. Progressing to the Process Planning Phase brings us closer to unlocking the project’s benefits while upholding rigorous environmental and social standards.

“We are thrilled to advance to the Process Planning Phase and sincerely appreciate the constructive engagement with the Taku River Tlingit and the BCEAO,” said Canagold Resources CEO, Catalin Kilofliski, “This milestone underscores our commitment to responsible mining practices and our ongoing collaboration with the Taku River Tlingit First Nation, Indigenous groups in Alaska, stakeholders, and government regulators in both British Columbia and Alaska. We look forward to continuing this journey and ensuring that the New Polaris Project brings positive benefits to the region.”

The Process Planning Phase will focus on developing comprehensive plans for the environmental assessment, including consultations with stakeholders and the public. Canagold Resources is dedicated to maintaining transparency throughout this process and will provide regular updates as the project progresses.

About Canagold Resources Ltd.

Canagold Resources Ltd. is a growth-focused gold exploration company with projects located in British Columbia, Canada. The Company is dedicated to advancing its high-quality gold projects to deliver value to shareholders and stakeholders while adhering to the highest standards of environmental and social responsibility.

For further information about the New Polaris Project and Canagold Resources Ltd, please visit Canagold’s website at https://www.canagoldresources.com or contact:

"Catalin Kilofliski”

____________________

Catalin Kilofliski, Chief Executive Officer

CANAGOLD RESOURCES LTD.

Catalin@canagoldresources.com, 604-685-9700

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canagold, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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